[LETTERHEAD OF CLIFFORD CHANCE US LLP]

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-0404	February 4, 2016

Re: NorthStar Real Estate Capital Income Master Fund (the "Trust") (File No. 811 -            )

Dear Sir or Madam:

On behalf of the Trust, we transmit for filing under the Investment Company Act of 1940, as amended, a registration statement on Form N-2 (the "Registration Statement"). The Trust's common shares of beneficial interest will be sold in offerings exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) and/or Regulation D promulgated thereunder. The Trust has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Trust is a newly organized, closed-end management investment company and the Registration Statement. Responses to certain Items required to be included in Part A of this Registration Statement are incorporated by reference from the registration statement on Form N-2 of NorthStar Real Estate Capital Income Fund-T (the "Feeder Fund") as filed with the Securities and Exchange Commission (the "SEC") on February 3, 2016 (File Nos. 333-209380 and 811-23133). The Feeder Fund and the Trust are organized in what is commonly referred to as a "master-feeder" structure. The Feeder Fund is one of two initial feeder funds (the other initial feeder fund being NorthStar Real Estate Capital Income Fund (File Nos. 333-207678 and 811-23109), together with the Feeder Fund, the "Feeder Funds") in this "master-feeder" structure, and the Master Fund anticipates that it may from time to time permit feeder funds in addition to the Feeder Funds to invest in the Master Fund. The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained by the Trust.

It is expected that the Trust will file a post-effective amendment responding to any comments from the Staff of the SEC.

If you have any questions concerning the foregoing, please call Clifford R. Cone at (212) 878-3180, Jefferey D. LeMaster at (212) 878-3206 or the undersigned at (212) 878-3066.

Best Regards,

/s/ Matthew A. Babinsky
Matthew A. Babinsky

cc:	Clifford R. Cone Jefferey D. LeMaster